SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                     FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under
Section 13 and 15(d) of the Securities  Exchange Act of 1934.


                         Commission File Number 1-7568


                               AMI Industries Inc.
                                CII Holdings Inc
                                Coltec Canada Inc
                         Coltec Industrial Products Inc
                        Coltec International Services Co
                           Coltec North Carolina Inc.
                          Coltec Technical Services Inc
                     Delavan Inc (f/k/a Delavan Newco Inc.)
                                   Garlock Inc
                            Garlock International Inc
                          Garlock Overseas Corporation
                             Haber Tool Company Inc
                               Jamco Products, LLC
                             Menasco Aerosystems Inc
                                   Stemco Inc
                                   Walbar Inc
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                3 Coliseum Centre
                              2550 West Tyvola Road
                         Charlotte, North Carolina 28217
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's  principal executive offices)


               Subsidiary Guarantees under 7-1/2% Senior Notes Due
                    April 15, 2008 of Coltec  Industries  Inc
             --------------------------------------------------------
             (Title of each class of securities covered by this Form)


                                      None
          -----------------------------------------------------------
             (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon the terminate or suspend duty by file reports:

     Rule 12g-4(a)(1)(i)     [x]          Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-(6)             [ ]
     Rule 12h-3(b)(1)(i)     [x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                                       # of Holders
-----------------------                                       ------------

Subsidiary Guarantees under 7-1/2% Senior Notes
Due April 15, 2008 of Coltec Industries Inc                         28

-------------------

*      The terms Term Income Deferrable Equity Securities (TIDES) (SM) and TIDES
(SM)  are  registered  service marks  of Credit Suisse First Boston Corporation.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Coltec Industries Inc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  July 12, 1999                         By:   /s/Nicholas J. Calise
       -------------                             -----------------------------
                                             Name:    Nicholas J. Calise
                                             Title:   Secretary